Mail Stop 3561

August 7, 2008

Kevin A. Green
President and Chief Executive Officer
Celebrate Express, Inc.
11232 — 120th Avenue, NE
Kirkland, WA 98033

> **Re:** **Celebrate Express, Inc.**
> **Preliminary Proxy Statement Relating to a**
> **Merger or Acquisition on Schedule 14A**
> **Filed August 7, 2008**
> **File No. 000-50973**

Dear Mr. Green:

    We have completed our review of your Schedule 14A, as amended, and have no further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: David Wilson
        Heller Ehrman LLP
        Facsimile No. (206) 447-0849